UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
August 6, 2024
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Commission File Number: 001-38863
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Jumia Technologies AG
(Translation of registrant’s name into English)
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Skalitzer Straße 104
10997 Berlin, Germany
+49 (30) 398 20 34 54
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

On August 6, 2024, Jumia Technologies AG will hold a conference call regarding its unaudited financial results for the quarter ended June 30, 2024. A copy of the related press release is furnished as Exhibit 99.1 hereto.

In addition, Jumia Technologies AG files its unaudited interim condensed consolidated financial statements as of and for the three and six months ended June 30, 2024 and the related management’s discussion and analysis of financial condition and results of operation as Exhibits 99.2 and 99.3 hereto.

INCORPORATION BY REFERENCE
    Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.
Exhibits 99.2 and 99.3 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-3 (Registration Number 333-274004 ) of Jumia Technologies AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press release of Jumia Technologies AG dated August 6, 2024.
99.2	Unaudited interim condensed consolidated financial statements of Jumia Technologies AG as of and for the three and six months ended June 30, 2024.
99.3	Management’s discussion and analysis of financial condition and results of operation.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jumia Technologies AG

By	/s/ Francis Dufay
Name:	Francis Dufay
Title:	Chief Executive Officer and Member of the Management Board

Jumia Technologies AG

By	/s/ Antoine Maillet-Mezeray
Name:	Antoine Maillet-Mezeray
Title:	Executive Vice President, Finance & Operations and Member of the Management Board
Date: August 6, 2024